788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 18-359 January 17, 2018

South African Competition Tribunal Approves
Maseve Mine Sale Transaction

VANCOUVER, BRITISH COLUMBIA and JOHANNESBURG, SOUTH AFRICA – Platinum Group Metals Ltd. (TSX:PTM) (NYSE American:PLG) (“Platinum Group” “PTM” or the “Company”) reports that on January 16, 2018, the South African Competition Tribunal approved the transaction announced earlier whereby Royal Bafokeng Platinum Limited (“RBPlat”) will acquire a 100% equity interest in Maseve Investments 11 (Pty) Ltd. (“Maseve”). The approval is subject to certain conditions, agreed to by RBPlats, focused on jobs in the transition of ownership. Competition Tribunal approval is a key step forward in the planned transaction.

The Company and RBPlat executed definitive agreements on November 23, 2017 to sell all of the rights and interests in Maseve in a transaction valued at approximately US$74.0 million (the “Maseve Sale Transaction”)1. RBPlat is to first acquire the concentrator plant and certain surface assets of the Maseve Mine for payment of US$58 million in cash to Maseve (“Step 1”), conditional on certain approvals and conditions precedent. Step 1 is expected to close in February 2018. RBPlat is next (“Step 2”) to acquire 100% of the shares in Maseve and all shareholder loans owed by Maseve for an aggregate consideration equal to US$16.0 million.

The parties continue to work together in fulfilment of the remaining conditions precedent. Step 2 of the transaction will require the approval of the Department of Mineral Resources and other conditions precedent, which are expected to be completed in mid-2018. PTM’s proceeds from the Maseve Sale Transaction are to be used to repay the Company’s secured lenders.

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground deposit in northern South Africa. Waterberg was discovered by the Company. Waterberg has potential to be a low cost dominantly palladium mine and Impala Platinum recently made a strategic investment in the Waterberg Project.

“R. Michael Jones”

On behalf of the Board of
Platinum Group Metals Ltd.

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1 For more details please refer to the Financial Statements and Management’s Discussion and Analysis for the three months ended November 30, 2017, the Company’s Annual Report on Form 20-F and the Company’s Annual Information Form for the year ended August 31, 2017.

PLATINUM GROUP METALS LTD.	…2

For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, the receipt and timing of required government approvals, satisfaction of other conditions precedent and consummation of Step 1 and Step 2 to the Maseve Sale Transaction as described herein; the Company’s intended use of proceeds derived from the Maseve Sale Transaction; repayment of, and compliance with the terms of, indebtedness; and the Waterberg Project’s potential to be a low-cost platinum and palladium producer. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; risks related to the nature of the Maseve Sale Transaction and the uncertainty as to whether the Company can successfully obtain all required government approvals, satisfy other closing conditions and consummate the Maseve Sale Transaction; potential delays in the foregoing; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities and to effect the Maseve Sale Transaction; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labor disruptions; and other risk factors described in the Company’s most recent annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company business and potential interest in projects.